Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-176665

Issuer Free Writing Prospectus dated September 14, 2012

Tech Data Corporation

3.750% Senior Notes due 2017

Issuer:	Tech Data Corporation

Title of Securities:	3.750% Senior Notes due 2017

Price to Public (Issue Price):	99.621%

Aggregate Principal Amount Offered:	$350,000,000

Net proceeds before expenses:	$346,573,500

Trade Date:	September 14, 2012

Settlement Date:	September 21, 2012

Maturity Date:	September 21, 2017

Annual Interest Rate:	3.750% per annum

Yield:	3.834%

Spread:	T + 312.5 bps

Benchmark Treasury:	0.625% due August 31, 2017

Benchmark Treasury Price and Yield:	99-19; 0.709%

Interest Payment Dates:	March 21st and September 21st of each year, beginning on March 21, 2013

Optional Redemption:	Callable at any time at the greater of par and the make-whole redemption price (Treasury plus 50 basis points)

CUSIP/ISIN:	878237 AF3/ US878237AF31

Anticipated Ratings:	Baa3 (Moody’s) / BBB- (S&P)

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Citigroup Global Markets Inc.

Co-Managers:	RBS Securities Inc.
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.
UniCredit Capital Markets LLC
U.S. Bancorp Investments, Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, LLC
Raymond James & Associates, Inc.
Skandinaviska Enskilda Banken AB (publ)

Note: A securities rating is not a recommendation to buy, sell or hold a security and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, Prospectus Department, 222 Broadway, 7th Floor, New York, New York 10038 or by email at dg.prospectus_requests@baml.com; J.P. Morgan Securities LLC, 383 Madison Avenue, 3rd Floor, New York, New York 10017, Attn: Investment Grade Syndicate Desk or by calling collect at 212-834-4533; or Citigroup Global Markets Inc. at Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, Brooklyn, NY 11220, telephone: 800-831-9146 or email batprospectusdept@citi.com.

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